

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

Kevin Boyle, Sr.
Chief Executive Officer
Alaunos Therapeutics, Inc.
8030 El Rio Street
Houston, TX 77054

Re: Alaunos Therapeutics, Inc.
     Registration Statement Filed on Form S-3
     Filed August 12, 2022
     File No. 333-266841

Dear Mr. Boyle:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dillon Hagius at 202-551-7967 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Melinda Lackey